Exhibit 77C

AllianceBernstein National Municipal Income Fund, Inc.
811-10573

RESULTS OF STOCKHOLDERS MEETING
(unaudited)

The Annual Meeting of Stockholders of
AllianceBernstein National Municipal Income Fund, Inc.
(the Fund) was held on March 30, 2011.
A description of the proposal and number of shares voted at the Meeting are as follows:



To elect three Directors for a term of three years and until his successor is duly elected and qualifies.
Class Two (term expires 2014)



				Voted for	Authority
						Withheld

Class Two (term expires 2014)
William H. Foulk, Jr.		26,170,800	799,273
D. James Guzy			26,146,745	823,329
Robert M. Keith			26,199,624	770,450
















Natl Muni SAR 4-30-11